Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MARCH 2024	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EVOLUTION OF NATUZZI AMERICAS ORGANIZATION AND NATUZZI’S CONFIRMED COMMITMENT TO RETAIL EXPANSION

Santeramo in Colle, Bari, Italy – March 1, 2024 – Natuzzi acknowledges the remarkable contribution of Jason Camp, who, after four years of dedicated service, will be transitioning from his role within the company. Jason Camp has led our overall North American operations since October 2019. In July 2022, he shifted his focus to Retail, prompting Ottavio Milano to assume the role of North American President in 2023 to facilitate integration with our headquarters.

Jason Camp's leadership has been instrumental in driving the expansion of our retail presence in North America, culminating in the opening of 16 new stores and the significant strengthening of our brand presence in the market.

"Jason Camp's impact on our organization has been significant," said Pasquale Natuzzi, founder and Executive Chairman. "His strategic leadership, retail competences, and passion for our brand have been invaluable assets in supporting our retail expansion. We are grateful for his contributions and wish him all the best in his future endeavors."

"Retail is central to our business strategy in North America and Globally," commented Antonio Achille, Group CEO. "Since 2021, we opened 130 new stores, between directly operated stores and franchises, globally. With 680 stores worldwide as of December 31, 2023, retail is a key competitive advantage of Natuzzi and represent an incredible platform to grow our business and strengthen our brands globally. We are steadfast in our commitment to improving organic performance, which remains our top priority. Additionally, retail will play a pivotal role in the development of the Natuzzi Italia Brand, reflecting our dedication to quality and customer experience.

In line with our commitment to enhancing our retail operations, in 2023, we have established a Global Retail Division under the leadership of Diego Babbo. This division is dedicated to modernizing and professionalizing our retail approach by developing tools and strategies to support our Regions and Dealers in enhancing the retail experience; we are pleased and very encouraged with the achievements reached to date."

Year to date, retail like-for-like sales have improved significantly versus the same period of the previous year, and we continue to work on enhancing the retail experience to strengthen the positive sales momentum.

In North America, we are pleased to announce that Lou Mossotti will assume the role previously held by Jason Camp. Lou brings extensive experience in North American retail, including Bassett Furniture where he spent almost 20 years, and has been with Natuzzi since October 2021.

As we transition to this new chapter, we express our gratitude to Jason Camp for his leadership and dedication.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 680 monobrand stores in addition to more than 600 galleries as of December 31, 2023, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A.

is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giacomo Ventolone (Press Office) | tel. +39.335.7276939 | gventolone@natuzzi.com

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	March 01, 2024	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi